

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2021

Michael Alrutz
General Counsel
Chimerix, Inc.
2505 Meridian Parkway, Suite 100
Durham, NC 27713

  Re: **Chimerix, Inc.**
    Form 8-K Filed December 23, 2020
    Exhibit 10.1
    File No. 001-35867

Dear Mr. Alrutz,

  We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

        Sincerely,

        Division of Corporation Finance